

07007276

UNITED STATES
; AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16712



RECEIVED
PROCESSING
NOV 2 8 2007
WASH. D.C.
185
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vanderbilt Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 Broadhollow Road, Suite 400
(No. and Street)

Melville (City) NY (State) 11747 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Distante (631) 845-5100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dennis W. Glick & Associates, PC
(Name – *if individual, state last, first, middle name*)

3993 Huntingdon Pike, Suite 201 Huntingdon Valley, PA 19006
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 09 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/7/08

OATH OR AFFIRMATION

I, STEPHEN A. DISTANTE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vanderbilt Securities, LLC, as of September 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title



Notary Public

FRANK S. MARANO
Notary Public, State of New York
No. 01MA4910734
Qualified in Suffolk County
Commission Expires November 9, 20 09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VANDERBILT SECURITIES, LLC

FINANCIAL REPORT
SEPTEMBER 30, 2007

VANDERBILT SECURITIES, LLC

Contents

DENNIS W. GLICK & ASSOCIATES, P.C.
Certified Public Accountants
SUITE 201 • HUNTINGDON PLAZA
3993 HUNTINGDON PIKE
HUNTINGDON VALLEY, PA 19006
(215) 947-5474
FAX: (215) 947-9706

INDEPENDENT AUDITOR'S REPORT

To The Stockholders
Vanderbilt Securities, LLC
Melville, New York

We have audited the accompanying statement of financial condition of Vanderbilt Securities, LLC as of September 30, 2007, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Vanderbilt Securities, LLC as of September 30, 2007, and the results of its operations and its cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Huntingdon Valley, Pennsylvania
November 13, 2007

VANDERBILT SECURITIES, LLC

Statement of Financial Condition

September 30,	2007
Assets	
Cash and cash equivalents	$ 469,304
Commissions receivable	582,327
Prepaid expenses	8,564
Total current assets	1,060,195
Goodwill	150,000
Total assets	$1,210,195
Liabilities and partners' capital	
Liabilities	
Commissions payable	$ 513,737
Accounts payable and accrued expenses	178,882
Total liabilities	692,619
Stockholders' equity	
Common stock, issued, authorized and outstanding 100 shares	30,100
Additional paid in capital	555,651
Retained earnings	(68,175)
Total stockholders' equity	517,576
Total liabilities and stockholders' equity	$1,210,195

The accompanying notes are an integral part of these financial statements

VANDERBILT SECURITIES, LLC

Statement of Operations

For the year ended September 30,	2007
Revenues	
Commission income	$6,915,506
Other income	568,104
Total revenues	7,483,610
Expenses	
Administrative fees	1,919,409
Clearing corporation transactions and related costs	232,249
Commissions	4,975,660
Registration and license	45,476
Office expenses	137,592
Professional fees	11,258
Total expenses	7,321,644
Net profit	$ 161,966

The accompanying notes are an integral part of these financial statements

VANDERBILT SECURITIES, LLC

Statement of Changes in Stockholders' Equity

For the year ended September 30,	2007
Balance, beginning of period	$ (230,141)
Common stock	30,100
Additional paid in capital	555,651
Net profit	161,966
Balance, end of period	$ 517,576

The accompanying notes are an integral part of these financial statement

VANDERBILT SECURITIES, LLC

Statement of Cash Flows

For the year ended September 30,	2007
Cash flows from operating activities	
Net profit	$161,966
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Commission receivable	(296,408)
Due from clearing agent	24,090
Investments	97,969
Prepaid expenses	7,520
Increase (decrease) in:	
Commissions payable	343,118
Accounts payable and accrued expenses	55,184
Net cash used in operating activities	393,439
Cash flows used in financing activities	
Additional capital contribution	0
Net cash used in financing activities	0
Net increase in cash	393,439
Cash and cash equivalent - beginning of period	75,865
Cash and cash equivalent - end of period	$469,304
Supplemental disclosure of cash flow information	
Cash paid during the year for interest	$ 1,690

The accompanying notes are an integral part of these financial statements

Organization and Nature of Business

Vanderbilt Securities, LLC (the "Company") operates in New York as an introducing securities broker-dealer in which securities transactions orders for customers are placed through a clearing agent (Pershing, LLC) on a fully disclosed basis. The Company does not hold securities on behalf of customers and the firm did not maintain margin accounts at the year end.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers' funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Summary of Significant Accounting Policies

Marketable securities owned are valued at market value. The resulting differences between cost and market are included in the statements of operations.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of reporting cash flows, cash and cash equivalents include cash and interest-bearing deposits held at financial institutions and money market funds with its clearing broker.

As of September 30, 2007, the Company has a net operating loss carryforward for federal tax purposes of $68,175 that expires in 2025. These losses can be used to offset future taxable income.

Commissions Receivable and Payable

Commissions receivable from and payable include commission amounts not yet received from the clearing agent and payable to registered representatives.

Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital many not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2007 the Company had net capital of $354,012, which was $304,012 in excess of its required net capital of $50,000. The Company's net capital ratio was 1.96 to 1.

Financial instruments with off-balance sheet risk

In the normal course of business, the Company executes, as agent, transactions on benefit of customers. If the agency transactions do not settle because of failure to perform by either the customer or counterparty, the company may be obligated to discharge the obligations of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company does not anticipate nonperformance by the customers or counterparties in the above situations. The Company policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Fair value of financial instruments

As of September 30, 2007, the estimated fair values of the Company's financial instruments and significant assumptions made in determining fair values are as follows:

> Cash and cash equivalents, loans payable, commission payable, and accrued expenses: The amounts reported in the Statement of Financial Condition approximate fair values due to the short-term maturities of these instruments.

Concentrations and credit risk

The Company places its cash with high quality financial institutions. At times, such amount may be in excess of the FDIC insurance limits.

The Company uses a single clearing broker to process all its transactions and maintain all its accounts. There are other clearing brokers available for the Company's use.

VANDERBILT SECURITIES, LLC

Computation of Net Capital, Pursuant to Rule 15c3-1

September 30,	2007
Computation of Net Capital	
Stockholders' equity from statement of financial condition	$517,576
Liabilities subordinated to claims of general creditors allowable in computation of net capital	0
Total capital and allowable subordinated liabilities	517,576
Deduction and/or charges:	
Total nonallowable assets	163,564
Net capital before haircuts on securities positions	354,012
Haircuts on securities positions	0
Net Capital	$354,012
Computation of Basic Net Capital Requirement	
Minimum net capital required, 6-2/3% of $692,619 pursuant to Rule 15c3-1	$ 46,175
Minimum dollar net capital requirements of reporting broker/dealer	50,000
Net capital requirement	50,000
Excess net capital	$304,012
Computation of Aggregate Indebtedness	
Total liabilities from statement of financial condition	$692,619
Ratio: Aggregate indebtedness to net capital	1.96 to 1

The accompanying notes are an integral part of these financial statements

VANDERBILT SECURITIES, LLC

Statement Pursuant to Rule 17a-5(d)(4)

September 30, 2007

A reconciliation with the Company's computation of net capital as reported in the unaudited Part II(a) of the Form X-17a-5 was not prepared as there are no material differences between the Company's computation of net capital and computation contained herein.

VANDERBILT SECURITIES, LLC

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

September 30, 2007

The Company claims exemption from the requirement of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

VANDERBILT SECURITIES, LLC

Computation for Determination of Reserve
Requirements under Rule 15C3-3

September 30,	2007

The Company claims exemption from the requirements of Rule15c3-3 under Section (k)(2)(ii) of the Rule.

DENNIS W. GLICK & ASSOCIATES, P.C.

Certified Public Accountants

SUITE 201 • HUNTINGDON PLAZA
3993 HUNTINGDON PIKE
HUNTINGDON VALLEY, PA 19006
(215) 947-5474
FAX: (215) 947-9706

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Stockholders
Vanderbilt Securities, LLC
Melville, New York

In planning and performing our audit of the financial statements of Vanderbilt Securities, LLC for the year ended September 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal controls.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices referred to in the preceding paragraph, and to assess whether those practices can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.



Huntingdon Valley, Pennsylvania
November 13, 2007

END